UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Marker Therapeutics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

57055L 107
(CUSIP Number)

Juan Vera 3200 Southwest Freeway, Suite 2240 Houston, Texas (713) 400-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	57055L 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Juan Vera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,715,842
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,715,842
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,715,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes (i) 1,993,059 shares acquired in the merger with Marker Cell Therapy, Inc. (“Marker Cell”); and (ii) warrants to acquire 722,783 shares of common stock acquired in the merger.

**Such percentage was calculated based upon an aggregate of 46,093,478 Issuer shares of common stock outstanding, consisting of (i) 45,370,695 Issuer shares of common stock outstanding as of November 8, 2018 as, represented by the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018, and (ii) 722,783 shares of common stock able to be acquired by the Reporting Person upon exercise of warrants.

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Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Marker Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3200 Southwest Freeway, Suite 2240, Houston, Texas.

Item 2.	Identity and Background

(a)	This Schedule is being filed by Dr. Juan Vera, an individual.

(b)	The Reporting Person’s business address is One Baylor Plaza BCM 210-600D Houston, Texas, 77030.

(c)	The Reporting Person is employed by Baylor College of Medicine.

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Columbia.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person received 1,993,059 shares of Common Stock and 722,783 warrants to acquire shares of Common Stock of the Issuer aacquired pursuant to a merger with Marker Cell Therapy, Inc. (“Marker Cell”).

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities of the Issuer were acquired for investment purposes.  The Reporting Person intends to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time (subject to the Voting and Lock Up Agreement and any applicable Issuer policies) or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 2,715,842 shares of Common Stock (including 722,783 shares issuable upon the exercise of warrants), which comprises 5.9% of the Common Stock of the Issuer. As of, November 8, 2018, there were 45,370,695 shares of Common Stock of the Issuer issued and outstanding as represented by the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(b)	The Reporting Person has the sole power to vote the shares beneficially owned.

(c)	No transactions have been effected during the past 60 days by the Reporting Person

(d)	Only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement. On October 17, 2018, Issuer completed its business combination with Marker Cell Therapy, Inc., (formerly known as Marker Therapeutics, Inc., a privately-held Delaware corporation “Marker Cell”), in accordance with the terms of an Agreement and Plan of Merger and Reorganization dated as of May 15, 2018 (the “Merger Agreement”) by and among the Issuer, Timberwolf Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Marker Cell. On October 17, 2018, pursuant to the Merger Agreement, Merger Sub was merged with and into Marker Cell (the “Merger”), with Marker Cell being the surviving corporation and becoming a wholly-owned subsidiary of the Issuer. At the effective time of the Merger, the former Marker Cell stockholders (inclusive of the Reporting Person) received (i) an aggregate of 13,914,255 shares of the Issuer’s Common Stock which equaled the number of shares of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the Merger, and (ii) an aggregate of 5,046,003 warrants which equaled the number of the Issuer’s warrants and stock options issued and outstanding immediately prior to the effective time of the Merger.

Voting and Lock Up Agreement. On May 15, 2018, in connection with the execution of the Merger Agreement, the Reporting Person entered into a voting and lock up agreement which provided, the Reporting Person would vote in favor of the Merger and would be subject to a voting and lock-up agreement on the transfer of Issuer shares acquired by reason of the Merger for a 180-days after the consummation of the Merger.

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Registration Rights Agreement. In connection with the Merger Agreement, the Issuer entered into a registration rights agreement with the former Marker Cell stockholders, inclusive of the Reporting Person, (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, if the Issuer registered any shares of Issuer’s common stock for resale pursuant to the financing transaction which occurred concurrently with the Merger, the former Marker Cell stockholders had the right to include in the registration statement their common stock issued or issuable to such stockholders pursuant to the Merger. Such Registration Statement was field by the Issuer on October 30, 2018 pursuant to Form S-3 and declared effective on November 16, 2018.

Item 7.	Material to Be Filed as Exhibits

1.	Merger Agreement (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on May 15, 2018).

2.	Voting and Lock Up Agreement (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on May 15, 2018).

3.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on May 15, 2018).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
Dated

/s/ Juan Vera
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).